SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 April 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Notice of AGM dated 01 April 2020

Exhibit No: 99.1

 1 April 2020

InterContinental Hotels Group PLC
Annual General Meeting

The Company announces that the following documents have today been made available to shareholders:

1.   Notice of 2020 Annual General Meeting
2.   Form of Proxy for 2020 Annual General Meeting
3.   Chair's Letter

In compliance with Listing Rule 9.6.1 a copy of the Notice of Meeting and Form of Proxy have been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at http://www.morningstar.co.uk/uk/nsm

The Notice of Annual General Meeting referred to above is publicly available on the InterContinental Hotels Group PLC website.

Patrick Cescau, Non-Executive Chair of IHG commented: "This is an unprecedented time when the outbreak of the Covid-19 virus has brought significant disruption to everyone's life in one way or another, and it is undoubtedly the biggest challenge IHG and our industry has ever faced. As we work through it, our top priority remains the health and wellbeing of our guests, colleagues, owners and other stakeholders, alongside ensuring we take the right steps to preserve the long-term health of our business.

"Given the circumstances, we have made several changes to how we will deliver our AGM as set out below. This situation is changing daily, with no certainty as to when the UK Government's advice to remain at home and avoid all non-essential travel and social contact will end or be relaxed. As a result, we have taken steps to prioritise the safety of shareholders and our colleagues.  We are continuing to monitor government guidance and if there are any changes to the information set out below, we will release stock exchange announcements as required and also provide updates as relevant on our corporate website, www.ihgplc.com.

"As the Board values highly the opportunity to meet shareholders in person, given the impact of Covid-19 on the AGM, we will consider holding an alternative event for shareholders later in the year if circumstances permit."

AGM 2020 - detail on updated procedures

●     The Meeting will be held at 11.00am on Thursday 7 May 2020, at IHG's Global Headquarters at Broadwater Park, North Orbital Road, Denham, Buckinghamshire UB9 5HR. This is a change from the previously advised location of the InterContinental London Park Lane Hotel and will allow us to have more flexibility and greater control over proceedings, based on the latest safety advice.
●     In line with the UK Government 'Stay at Home' measures and to ensure shareholders' safety, they must not attend the AGM in person. We will ensure that the meeting is quorate. Shareholders are strongly recommended to complete, sign and return their Form of Proxy to our Registrar, Equiniti, or vote on-line to ensure that their vote still counts despite being unable to attend the meeting in person.
●     However, we are pleased to offer shareholders the opportunity to listen to the meeting via a listen-only audio conference.  The dial-in details have been sent to shareholders, but if they have not received them, they should email companysecretariat@ihg.com with their Shareholder Reference Number (shown on their Form of Proxy), who will be happy to assist them. Please note that as the conference will be a listen-only facility, it will not constitute formal attendance and shareholders will not be able to vote or ask questions on the day of the AGM. If there are any changes to the audio conference details, they will be posted on the Company's corporate website, www.ihgplc.com. In the event a shareholder is unable to join the audio conference, a recording of the meeting will be available shortly after the AGM concludes - for 30 days -  on the Company's corporate website, www.ihgplc.com.
●     We recognise the importance of being able to answer shareholders' questions. Shareholders are invited to email companysecretariat@ihg.com, including their Shareholder Reference Number (shown on their Form of Proxy), with any questions relating to the business of the AGM which they would like to have considered. We request that questions be submitted by 5pm on Monday 4 May 2020 at the latest.

Directors' Remuneration Policy

IHG is putting its updated Directors' Remuneration Policy to a binding shareholder vote at the AGM, in accordance with regulatory requirements.  IHG has undertaken an extensive shareholder consultation exercise to refine the proposed areas of change. If approved by shareholders, the Remuneration Policy will be effective immediately after the conclusion of the AGM and will be subject to a binding shareholder vote by ordinary resolution at least every three years. We are however cognisant of the current circumstances, and although the Remuneration Policy has been designed to be fit for purpose for the three-year life of the Policy, and we consider that the rationale for the changes will continue to apply during the life of the Policy, the Remuneration Committee has considered how the Remuneration Policy will be implemented in 2020 in light of the impact of Covid-19. Further information is included on page 5 of the Notice of AGM.

For further information, please contact:

Investor Relations (Heather Wood; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Note to Editors
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.
IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 884,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	01 April 2020